UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-28186

ATLAS SOUTH SEA PEARL LIMITED

(Exact Name of Issuer as specified in its charter)

43 YORK STREET, SUBIACO WESTERN AUSTRALIA 6008

 (Address of principal executive offices)

Securities to be deregistered :

Ordinary Shares of Common Stock, as evidenced by American Depositary Shares as evidenced by American Depositary Receipts

(Title of Class)

Place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 1717 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas South Sea Pearl Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 11, 2007	By:	/s/ Simon Adams
Date	Name:	SIMON ADAMS
	Title:	GENERAL MANAGER
(Corporate & Finance)